UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Camelot Corp.
           -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    133221408
           -----------------------------------------------------------
                                 (CUSIP Number)

                           Mitchell S. Nussbaum, Esq.
                                 Loeb & Loeb LLP
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 407-4159
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 13, 2012
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 12 Pages)

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 2 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    COMJOYFUL INTERNATIONAL LIMITED
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     85.76%
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       85.76%
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,784,497
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.76%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 3 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KJF Group
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    PEOPLE'S REPUBLIC OF CHINA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 4 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    YAZHONG LIAO
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    PEOPLE'S REPUBLIC OF CHINA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     85.76%
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     85.76%
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,784,497
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.76%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 5 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ZHANGMEI ZHANG
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    PEOPLE'S REPUBLIC OF CHINA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     85.76%
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     85.76%
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,784,497
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.76%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 6 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HUIWEN QU
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    PEOPLE'S REPUBLIC OF CHINA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     85.76%
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     85.76%
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,784,497
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.76%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 7 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    XIUXIA JI
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    PEOPLE'S REPUBLIC OF CHINA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     85.76%
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     85.76%
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,784,497
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.76%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 8 of 12 Pages
-------------------                                           ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    YIMIN GU
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    PEOPLE'S REPUBLIC OF CHINA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     85.76%
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     85.76%
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,784,497
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    85.76%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 133221408                                           Page 9 of 12 Pages
-------------------                                           ------------------

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Camelot Corp., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is J4-2-12, Diplomatic Residence Compound, No.1 Xiushui Street, Jianguomen Wai, Chaoyang District, Beijing 100600,China.

ITEM 2. IDENTITY AND BACKGROUND.

     (a),(f) This Schedule 13D is filed by (i) Comjoyful International Limited, a corporation organized under the jurisdiction of the British Virgin Islands ("Comjoyful"); (ii) KJF Group, a corporation organized under the jurisdiction of the British Virgin Islands, which is the parent company/controlling shareholder of Comjoyful;
             (iii) Yazhong Liao, a citizen of the People's Republic of China,
             (iv) Zhangmei Zhang, a citizen of the People's Republic of China,
             (v)Huiwen Qu, a citizen of the People's Republic of China, (vi) Xiuxia Ji, a citizen of the People's Republic of China, and (vii) Yimin Gu, a citizen of the People's Republic of China (collectively, the "Reporting Persons"). The Reporting Persons who are individuals, are directors of Comjoyful and KJF Group.

     (b) The business address of Comjoyful is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The business address of KLF Group is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The business address of each of Yazhong Liao, Zhangmei Zhang, Huiwen Qu, Xiuxia Ji, and Yimin Gu is 25th floor, Baotong Tower, No. 567 Jianzhu West Road, Binhu District, Wu Xi, Jiangsu province, 214072, the People's Republic of China.

     (c) Comjoyful is a holding company. KJF Group is a holding company. Yazhong Liao is president of Wuxi Kangjiafu Royal Regimen Investment Management Co., Ltd, a company located in the People's Republic of China, which is engaged in the business of investment management for health clubs specialized in Chinese traditional body massage, foot massage, spa, acupuncture, etc. Zhangmei Zhang and Huiwen Qu are directors of Wuxi Kangjiafu Royal Regimen Investment Management Co., Ltd. Xiuxia Ji, and Yimin Gu are vice general managers of Wuxi Kangjiafu Royal Regimen Investment Management Co., Ltd.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     On December 12, 2012, Comjoyful entered into a Stock Purchase Agreement (the "Agreement") with the Issuer and Andrea Lucanto (the "Seller"), pursuant to which the Seller sold to the Comjoyful 1,784,497 shares of Common Stock, representing approximately 85.76% of the total issued and outstanding shares of Common Stock, for a total consideration of $300,000. The source of the funds was personal funds provided by Mr. Liao and other shareholders of KJF Group.

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. 133221408                                          Page 10 of 12 Pages
-------------------                                          -------------------

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction was for Comjoyful to become a majority shareholder by acquiring 85.8% of total issued and outstanding shares of Common Stock. Although currently there are no written agreements, plans or proposals, in the future the Reporting Persons may enter into a corporate transaction that would result in a material change in the Issuer's business operations. Other than as contemplated in the Stock Purchase Agreement, there are currently no plans or proposals which would result in any change any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     Other than disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     (a) Comjoyful beneficially owns an aggregate of 1,784,497 shares of Common Stock (the "Shares"), representing approximately 85.76% of the total issued and outstanding shares of Common Stock (based on 2,080,873 shares of Common Stock issued and outstanding as of November 26, 2012, as reported on Issuer's Quarterly Report on Form 10-Q for the period ended October 31, 2012). Yazhong Liao, Zhangmei Zhang, Huiwen Qu, Xiuxia Ji, and Yimin Gu (the "Directors"), all members of the board of directors of Comjoyful, may also be deemed to have beneficial ownership over the Shares.

     (b) Comjoyful has sole voting and dispositive power over the Shares. The Directors may also be deemed to share the power to direct the vote and disposition of the shares.

     (c)     Other than the acquisition of the Shares as reported on this
             Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

     (d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

     (e)     Not applicable.

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. 133221408                                          Page 11 of 12 Pages
-------------------                                          -------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as disclosed herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated as of December 21, 2012 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2012

                                   COMJOYFUL INTERNATIONAL LIMITED


                                   By: /s/ Yazhong Liao
                                       -----------------------------------------
                                       Name:  Yazhong Liao
                                       Title: Director and Officer


                                       /s/ Yazhong Liao
                                       -----------------------------------------
                                       Yazhong Liao


                                       /s/ Zhangmei Zhang
                                       -----------------------------------------
                                       Zhangmei Zhang


                                       /s/ Huiwen Qu
                                       -----------------------------------------
                                       Huiwen Qu


                                       /s/ Xiuxia Ji
                                       -----------------------------------------
                                       Xiuxia Ji


                                       /s/ Yimin Gu
                                       -----------------------------------------
                                       Yimin Gu

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. 133221408                                          Page 12 of 12 Pages
-------------------                                          -------------------

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Camelot Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on December 27, 2012.


COMJOYFUL INTERNATIONAL LIMITED


By: /s/ Yazhong Liao
    -----------------------------------------
    Name:  Yazhong Liao
    Title: Director and Officer


    /s/ Yazhong Liao
    -----------------------------------------
    Yazhong Liao


    /s/ Zhangmei Zhang
    -----------------------------------------
    Zhangmei Zhang


    /s/ Huiwen Qu
    -----------------------------------------
    Huiwen Qu


    /s/ Xiuxia Ji
    -----------------------------------------
    Xiuxia Ji


    /s/ Yimin Gu
    -----------------------------------------
    Yimin Gu